
02047062

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July , 2002.

Mexican Economic Development, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

FOR IMMEDIATE RELEASE



FOR FURTHER INFORMATION:

Juan Fonseca / (52) 81 83 28 62 45 / juan.fonseca@femsa.com.mx
Alan Alanís / (52) 81 83 28 62 11 / alan.alanis@femsa.com.mx
Arturo Ballester / (52) 81 83 28 61 89 / arturo.ballester@femsa.com.mx

FEMSA REPORTS RESULTS FOR SECOND QUARTER AND FIRST HALF ENDED JUNE 30, 2002

SECOND QUARTER CONSOLIDATED NET SALES AND OPERATING INCOME UP BY 4.9% AND 13.1%, RESPECTIVELY

Monterrey, Mexico (July 25, 2002) — Fomento Económico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD; FEMSA UB), the Leader in Latin Beverages, reported today consolidated net sales of Ps. 13.372 billion for the second quarter of 2002, an increase of 4.9% over the second quarter of 2001. Consolidated sales growth was driven mainly by an increase of 8.6% posted by our soft-drinks unit, which in turn reflects healthy volume and pricing trends for its Mexican operations. FEMSA Comercio, our retail subsidiary, also posted strong sales growth of 16.2%. FEMSA Cerveza recorded flat net sales as it continued to face weak demand in some of its largest markets, that yielded flat domestic volumes for the quarter compared to the same period last year. Export volumes on the other hand, recorded volume growth of 6.0%.

Consolidated operating income was Ps. 2.733 billion for the second quarter of 2002, an increase of 13.1% over the comparable period last year. Our operating performance reflects our continued efforts in administrative cost containment and increased efficiency across all our subsidiaries, translating into an operating margin expansion of 150 basis points over the second quarter of 2001, to 20.4% of total revenues. Majority net income, however, decreased by 7.5% to Ps. 819 million for the second quarter of 2002, compared to the same period last year, due mainly to a foreign exchange loss.

José Antonio Fernández, Chairman and Chief Executive Officer of FEMSA commented, "Despite the prevailing weak economic environment, once again we delivered healthy growth in consolidated revenues and profitability. While we found signs of an incipient recovery in some parts of central and southern Mexico, the northern region has yet to experience an upturn in manufacturing activity, its main driver for growth. However, the breadth of our operations across regions, as well as the continued gains in efficiency at all our subsidiaries, allowed us to increase our profitability in a very tough quarter. We continue to push with the transformation efforts at FEMSA Cerveza according to plan, we keep improving on the strong results at Coca-Cola FEMSA even as Argentina struggles for a solution to its macroeconomic situation, and we have all cylinders running at Comercio and Empaques. We have a strong, committed team, and we will persevere in our effort to create value for our shareholders."

UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER AND FIRST HALF OF 2002 COMPARED TO THE SECOND QUARTER AND SECOND HALF OF 2001

OPERATING HIGHLIGHTS AND REVIEW OF EXPECTATIONS FOR 2002

FEMSA Cerveza

New Accounting Pronouncement: Beginning this quarter, we are in compliance with EITF No. 01-09 recently issued by FASB, "Accounting for Consideration Given By a Vendor to a Customer or Reseller of the Vendor's Products". This consensus requires that the expenses incurred by FEMSA Cerveza related to these issues be reclassified as deductions from net sales. As a result of this accounting pronouncement, we reclassified the amortization of the agreements with customers, which was previously classified as selling expenses. The reclassification amounted to Ps. 171.8 million in the first quarter of 2001, Ps. 223.1 million in the second quarter of 2001, Ps. 218.1 million in the third quarter of 2001, Ps. 213.2 million in the fourth quarter of 2001, Ps. 203.9 million in the first quarter of 2002, and Ps. 241.5 million in the second quarter of 2002. This change has no impact at or below the operating income line.

FEMSA Cerveza recorded a slight increase in total sales volume of 0.6% for the second quarter of 2002. Domestic sales volume was almost flat with 0.1% growth, as the price increase rolled out during the first quarter continued to be absorbed by the market amid prolonged economic sluggishness, particularly in the north of Mexico. We noted no improvement in manufacturing-related employment, as a strong Peso continued to negatively impact the relative price of Mexican goods and services during April and May, and the United States economy remained weak. On the export front, sales volume grew by 6.0% under steady demand and stable pricing. For the first half of 2002, total sales volume decreased by 0.3% as domestic volume fell 1.0% and export volume increased by 7.1%.

For the second quarter, gross profit at FEMSA Cerveza fell by 1.1% and gross margin decreased by 70 basis points, from 58.8% to 58.1%, reflecting the combined effect of (i) a reduction in the average revenue per hectoliter, (ii) higher cost due to an increase of non-returnable presentations as part of the mix, and (iii) the slide of the Peso against the U.S. dollar during the quarter. However, operating income before management fees increased by 6.4% and operating margin grew by 130 basis points to 22.7%. For the first half of 2002, gross profit increased by 2.1% and gross margin grew by 40 basis points to 56.9%. Operating income increased by 7.9% and operating margin grew by 100 basis points to 17.6%.

During the second quarter FEMSA Cerveza continued the nationwide marketing campaign *"Tomando Sol" ("Taking in the Sun"),* centered on the Sol brand and its core attributes of drinkability and appeal to young, fun-loving crowds. This effort was reinforced during the Soccer World Cup, held in Japan and Korea during the latter part of the quarter, as Sol is a sponsor of the Mexican National Team. We are pleased with the resulting measurable improvements in Sol's brand health and awareness. The Indio brand launched its first-ever image campaign in June. The promotional campaign intends to build the brand's identity drawing on its special characteristics and its Mexican roots, yet carefully maintaining its mystique by utilizing alternate media. Other promotional campaigns featured in the quarter include *"Cantares Superior"*, a musical festival in certain southeastern cities, and a support/continuity campaign for Tecate emphasized in the northwest.

Despite the challenging economic environment and the resulting weakness in domestic demand, we believe the implementation of the strategic plan for the year is on track and on budget. We therefore reiterate our expectations for the full year 2002: a target growth range of 1%-2% for domestic volume and 5%-7% for export volume. We are also maintaining FEMSA Cerveza's operating income growth guidance of 4%-6%.

Coca-Cola FEMSA

Coca-Cola FEMSA posted very solid revenue and operating performance for the second quarter, with strong volume and pricing in the Mexican territories clearly compensating for the depressed business conditions prevalent in Argentina. The achievements in Mexico reflect incremental volumes from every segment of Coca-Cola FEMSA's product portfolio, led by strong growth of *Coca-Cola,C oca-Cola Light,S idral Mundet*, and the Coca-Cola trademark water brand *Ciel.* A second-quarter feature introduction, the Coca-Cola trademark powdered drink brand *Kin Light* quickly captured 2.0% of the total product mix during the period. Favorable consumer demand conditions and a very warm late spring in the Valley of Mexico also contributed to revenue growth. Net sales in the Mexican territories grew by 10.6% in the second quarter of 2002, with a 6.7% increase in volume sold and a 3.6% increase in average revenue per unit case. For the first half of 2002, net sales grew by 8.1%, with a 5.0% increase in sales volume coupled with a 2.9% growth in average revenue per unit case.

Coca-Cola FEMSA Buenos Aires has been quick to respond to the difficult market conditions by launching returnable presentations of its core brands, such as the 1.25 liter returnable glass presentation of *Coca-Cola*, and by positioning the economy-sized value protection brands as a means to regaining market share. Despite the ongoing economic crisis, we achieved positive EBITDA of over US$10 million and gained market share during the period. Net sales in Buenos Aires decreased by 19.7% in the second quarter of 2002, with a 21.6% drop in volume and a 2.6% increase in average revenue per unit case. For the first half of 2002, net sales have decreased 17.0%. To obtain information on the impact of the devaluation of the Argentine peso in the stockholders' equity, please refer to the Coca-Cola FEMSA Earnings Release attached below.

Consolidated operating income for Coca-Cola FEMSA increased by 19.3% during the quarter and by 17.8% during the first half of 2002. These results were driven by a lower cost of sales as a percentage of sales, following greater fixed cost absorption generated by the volume increase, and were reinforced by slightly decreasing operating expenses, also as a percentage of sales.

Coca-Cola FEMSA reiterates its full-year 2002 expectations of volume growth in Mexico in the range of 3% to 5% and modifies its expectation for operating income growth to the range of 12% to 14%. Given the difficult economic environment in Argentina, Coca-Cola FEMSA is not yet in a position to provide growth expectations for its Argentine operations.

FEMSA Comercio

For the second quarter of 2002, FEMSA Comercio's net sales grew by 16.2% and operating income before management fees increased by 29.7%; the resulting operating margin increased by 50 basis points to 4.8%. For the first half of the year, net sales grew by 17.9% and operating income before management fees increased by 30.2%, for an increase of 40 basis points in the resulting operating margin of 4.3%. Guidance for FEMSA Comercio for the full year 2002 is unchanged at 20% operating income growth. Affected by the soft consumer demand in the northern states, the Oxxo convenience store chain's same-store sales decreased by 1.1% during the second quarter and by 0.8% during the first half of 2002. In an effort to overcome these challenging conditions, Oxxo executed certain tactical initiatives aimed at boosting profitability and generating traffic, including (i) improved purchase terms for major snack and beverage providers, (ii) World Cup-related promotions, featuring Coca-Cola products and Sol brand, and (iii) improved layout of high margin categories, such as candy and fast food. During the second quarter, Oxxo continued its aggressive expansion program by adding 55 net new stores for a total of 1,878 stores as of June 30, 2002. This represents 99 net new stores for the first half of the year, well within reach of the stated expectation of 280 net new stores for the full year.

FEMSA Empaques

As a result of improving market dynamics, continued efficiency initiatives and a weakening Peso, FEMSA Empaques delivered a balanced second quarter. Net sales decreased by 7.2%, but operating income before management fees increased by 1.4%, raising operating margin by 140 basis points to 17.0%. For the first half of the year, net sales fell by 9.0% and operating income before management fees decreased by 13.2%, while operating margin fell by 70 basis points to 14.4%. The beverage can operations continued to face weak pricing driven by excess market capacity, in contrast to the glass bottle and crown cap operations where market capacity is scarce and demand continues to pick up. In all product lines, FEMSA Empaques reduced the share of production dedicated to third-party clients.

Unaudited Financial Results for the Second Quarter Ended June 30, 2002 compared to the Second Quarter Ended June 30, 2001

FEMSA Consolidated

Total Revenues/Net Sales

Our consolidated total revenues increased by 5.0% to Ps. 13.418 billion and consolidated net sales increased by 4.9% to Ps. 13.372 billion. Revenue growth was driven primarily by Coca-Cola FEMSA's Mexican operations, which posted healthy volume growth of 6.7% and steady pricing in the quarter, as well as by FEMSA Comercio, which continued its selling-space expansion at a rapid pace. FEMSA Cerveza's revenue results reflected flat volumes and pricing for the quarter, as beer demand in the northern regions was affected by soft economic conditions.

NET SALES GROWTH	2 Qtr 02 vs 2 Qtr 01
FEMSA Consolidated	4.9%
FEMSA Cerveza	0.0%
Coca-Cola FEMSA	8.6%
FEMSA Comercio	16.2%
FEMSA Empaques	(7.2)%

Gross Profit

Our consolidated gross profit increased by 5.6% to Ps. 6.878 billion for the quarter, representing a consolidated gross margin of 51.4%, 30 basis points higher relative to the same period of last year. With the exception of FEMSA Cerveza, our businesses realized gross margin expansion during the quarter, reflecting the combined effect of (i) generally favorable raw material prices, (ii) ongoing cost-reduction programs, (iii) higher operational efficiencies, and (iv) a moderate negative effect from the weakening Peso.

Income from Operations

Our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt Brewing Company Limited ("Labatt")) increased by 1.8% to Ps. 4.172 billion. As a percentage of total revenues, we reduced consolidated operating expenses by 100 basis points to 31.1%, reflecting continued rationalization and efficiency initiatives at all our subsidiaries. Our consolidated income from operations (after participation in the results of affiliated companies) increased by 13.1% to Ps. 2.733 billion, growing our consolidated operating margin by 150 basis points to 20.4% of consolidated total revenues.

CHANGE IN INCOME FROM OPERATIONS Before management fees	2 Qtr 02 vs 2 Qtr 01
FEMSA Consolidated	13.1%
FEMSA Cerveza	6.4%
Coca-Cola FEMSA	19.3%
FEMSA Comercio	29.7%
FEMSA Empaques	1.4%

Net Income

Our consolidated net income increased by 3.5% to Ps. 1.375 billion recorded in the second quarter of 2002 from Ps. 1.329 billion in the second quarter of 2001. This result reflects primarily the combined effect of (i) the recognition of an integral result of financing loss of Ps. 234 million compared to a gain of Ps. 108 million recorded in the comparable quarter of 2001, and (ii) a decrease of 9.5% in income tax, tax on assets and employee profit sharing expenses.

During the second quarter of 2002, consolidated net financial expense increased by 15.3% to Ps. 128 million, compared to Ps. 111 million for the second quarter of 2001. This increase reflects the net effect of (i) a 2.7% decline in interest expense reflecting a decline in interest rates which was partially offset by the effect of the recent depreciation of the Peso against the U.S. dollar on our net dollar liabilities, and (ii) a decrease of 20.5% in interest income reflecting lower interest rates generated by our cash investments. We recorded a consolidated foreign exchange loss of Ps. 387 million for the quarter compared to a foreign exchange gain of Ps. 173 million recorded in the second quarter of 2001, primarily reflecting the combined effect of the nominal depreciation of the Peso against the U.S. dollar on our net dollar liabilities in Mexico and the nominal depreciation of the Argentine Peso against the U.S. dollar on our net dollar assets in Argentina.

For the second quarter of 2002, the gain on monetary position amounted to Ps. 281 million, compared to a gain of Ps. 46 million in the second quarter of 2001. This increase was mainly generated as a result of the inflation rate for the quarter in Argentina over the debt incurred in connection with the acquisition of Coca-Cola FEMSA Buenos Aires, over which a hedge was designated. The net investment in Coca-Cola FEMSA Buenos Aires is the hedge's maximum amount, which was of US$ 118 million as of June 30, 2002 and the Argentine inflation rate for the second quarter of 2002 was 18.3%. Our consolidated other expense for the second quarter of 2002 amounted to Ps. 140 million, consisting mainly of severance payments, asset write-offs, and losses on sale of assets.

We recognized consolidated income tax, tax on assets and employee profit sharing expense of Ps. 984 million, a reduction of 9.5% relative to the comparable period of 2001, reflecting lower taxable income for the period and the reduction in deferred taxes due to the gradual reduction of the tax rate. Our average tax rate for the second quarter of 2002 amounted to 41.7% compared to 45.0% for the same quarter of 2001.

2ND QTR	Per FEMSA Unit[1]	
Pesos	2002	2001
Net Majority Income	0.773	0.835
EBITDA[2]	3.455	3.181

Consolidated net majority income amounted to Ps. 819 million for the second quarter of 2002 compared with Ps. 885 million recorded in the second quarter of 2001. Net majority income per FEMSA UBD unit[1] amounted to Ps. 0.773 compared with Ps. 0.835 for the same period last year.

[1]FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of June 30, 2002 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of June 30, 2002 divided by 5.

[2] EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.

FEMSA Cerveza

Note: Please refer to the above section "Operating Highlights and Review of Expectations for 2002—FEMSA Cerveza—New Accounting Pronouncement".

Net Sales

OPERATING HIGHLIGHTS	
% Change	2 Qtr 02 vs 2 Qtr 01
Domestic Volume	0.1%
Export Volume	6.0%
Total Volume	0.6%
Net Sales	0.0%
Income from Operations before management fees	6.4%

For the second quarter of 2002, FEMSA Cerveza's net sales amounted to Ps. 5.396 billion, flat as compared to the same period last year, combining a modest increase of 0.6% in total sales volume and a 0.6% reduction in total real revenue per hectoliter. Domestic sales volume increased by only 0.1% to 5.766 million hectoliters as a consequence of continued weakness in the Mexican economy, particularly in the northern states. Compared to the second quarter of 2001, average domestic revenue per hectoliter decreased by 0.4% in real terms as volumes generally decreased in the stronger-pricing north.

In the second quarter of 2002, non-returnable presentations continued to increase as a percentage of total sales volume relative to the comparable period of last year. We believe that this may reflect the fact that the lower-income consumer segment, which is the main consumer of the returnable presentations, has been particularly affected by the economic slowdown.

Export revenues in U.S. dollar terms amounted to US$41.1 million, an increase of 3.7% over the second quarter of last year. As a consequence of the depreciation of the Peso against the U.S. dollar, export revenues in Peso terms increased by 4.3% to Ps. 398.5 million. Total export sales volume increased by 6.0% to 626.5 thousand hectoliters. Nominal prices for exports to the United States did not increase during the second quarter of 2002, and average Peso revenue per hectoliter of exports declined by 1.6% to Ps. 636.1 per hectoliter. The North American market, which represented 91.8% of total export sales volume as of June 30, 2002, continued to show good trends for imports with Tecate showing interesting gains relative to other leading brands.

MARGINS		
	2 Qtr 02	2 Qtr 01
Gross margin	58.1%	58.8%
Operating margin before management fees	22.7%	21.4%

Gross Profit

FEMSA Cerveza's cost of goods sold amounted to Ps. 2.310 billion for the second quarter of 2002, an increase of 2.1% compared to the second quarter of 2001, increasing its ratio to net sales by 90 basis points to 42.8%. Although FEMSA Cerveza has achieved significant productivity gains over the last twelve months, the margin was affected as a result of the combined effect of (i) a reduction in the average revenue per hectoliter, (ii) higher cost due to an increase of non-returnable presentations as part of the mix, and (iii) the slide of the Peso against the U.S. dollar during the quarter. Consequently gross profit decreased by 1.1% to Ps. 3.135 billion. Gross margin contracted by 70 basis points to 58.1% of net sales.

Income from Operations

FEMSA Cerveza's income from operations, after participation in the results of affiliated companies and before deduction of management fees paid to FEMSA and to Labatt, increased by 6.4% to Ps. 1.237 billion compared to the second quarter of 2001, reflecting the sustained rationalization and efficiency initiatives carried out as part of the transformation of FEMSA Cerveza. Administrative expenses decreased by 3.3% to Ps. 539 million, relatively flat in real terms versus the past several quarters. Selling expenses decreased by 4.2% to Ps. 1.388 billion, reflecting continued reductions in headcount and efficiency gains in the distribution network. Participation in affiliated companies resulted in a gain of Ps. 27.6 million for the quarter. FEMSA Cerveza's operating margin before deduction of management fees increased by 130 basis points to represent 22.7% of total revenues for the second quarter of 2002.

Coca-Cola FEMSA

Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release annexed to this press release.

FEMSA Comercio

FEMSA Comercio's net sales increased by 16.2% primarily reflecting Oxxo's aggressive expansion of selling space. During the second quarter of 2002, FEMSA Comercio opened 55 new Oxxo convenience stores and the Bara discount store chain opened one new store.

Macroeconomic observations derived from results at FEMSA Comercio are consistent with the continued weakness in the north of Mexico observed at other subsidiaries, with stores in the border states feeling the combined effect of sluggish consumer demand and a strong Peso through the first two months of the quarter.

Varied and continuous promotions, along with better purchase terms negotiated with suppliers for larger purchase volumes, have yielded an increase in gross margin of 40 basis points. Additionally, lower operating expenses associated to sales, which result from higher absorption of fixed costs as more stores are opened, generated an increase in operating income of 29.7%, representing an operating margin expansion of 50 basis points compared to the same quarter of 2001.

OPERATING HIGHLIGHTS	
% CHANGE	**2 Qtr 02 vs 2 Qtr 01**
New Oxxo stores	55
Net sales	16.2%
Oxxo same store sales	(1.1)%
Income from operations Before management fees	29.7%

MARGINS		
	2 Qtr 02	**2 Qtr 01**
Gross margin	25.6%	25.2%
Operating margin before management fees	4.8%	4.3%

FEMSA Empaques

FEMSA Empaques recorded a decline in net sales of 7.2% for the second quarter of 2002. Operating income, however, increased by 1.4% in this period as a result of (i) gross profit expansion reflecting the nominal depreciation of the peso against the dollar and (ii) the containment of administrative expenses that materializes as the implementation of the *ERP* system permits gradual overhead reductions. Beverage can sales declined as a result of a reduction in sales to FEMSA Cerveza and to third party clients, as well as a continued industry trend towards price reduction. The decline was partially offset by an increase in purchases by Coca-Cola FEMSA as well as export clients. In contrast, the glass bottle business has been improving through larger purchases by Coca-Cola FEMSA and by a continuing beer bottle replacement program at FEMSA Cerveza. The crown cap business, which operated at near-full capacity during the quarter, observed increased demand from Coca-Cola FEMSA and reached record levels of exported volume. Pricing in this industry, however, has not reacted to the pick-up in demand.

VOLUME GROWTH	
2 Qtr 02 vs 2 Qtr 01	
Beverage cans	(0.5)%
Crown caps	0.4%
Glass bottles	6.0%

MARGINS		
	2 Qtr 02	**2 Qtr 01**
Gross margin	25.5%	23.4%
Operating margin before management fees	17.0%	15.6%

Unaudited Financial Results for the Six Months Ended June 30, 2002 Compared to the Six Months Ended June 30, 2001

FEMSA Consolidated

Total Revenues/Net Sales

Our consolidated total revenues increased by 5.4% to Ps. 24.750 billion and consolidated net sales increased by 5.3% to Ps. 24.672 billion. Net sales growth for the first half of 2002 was driven primarily by volume growth and improved pricing experienced by Coca-Cola FEMSA in Mexico and by the addition of 99 net new Oxxo sites in the case of FEMSA Comercio. FEMSA Cerveza has encountered sluggish consumer demand for its products, particularly in the north, while FEMSA Empaques has continued to experience pricing pressure in its beverage can operations, although it recorded solid volume growth in the glass bottle business for the first six months of 2002.

NET SALES GROWTH Six months ended June 30, 2002 vs. 2001	
FEMSA Consolidated	5.3%
FEMSA Cerveza	1.2%
Coca-Cola FEMSA	6.2%
FEMSA Comercio	17.9%
FEMSA Empaques	(9.0)%

Gross Profit

Our consolidated gross profit increased by 5.6% to Ps. 12.407 billion, representing a consolidated gross profit margin of 50.3%, 20 basis points higher than last year's six-month gross margin of 50.1%. This reflects (i) a modest improvement in the average price of our products and (ii) a decline in the cost of production reflecting higher productivity, cost saving initiatives and a more competitive environment in the sourcing of raw materials in general. Furthermore, the real appreciation of the Peso against the U.S. dollar over most of the last twelve months contributed to lower variable costs as some of our main raw and packaging materials are denominated in dollars.

Income from Operations

CHANGE IN INCOME FROM OPERATIONS Before management fees Six months ended June 30, 2002 vs. 2001	
FEMSA Consolidated	11.1%
FEMSA Cerveza	7.9%
Coca-Cola FEMSA	17.8%
FEMSA Comercio	30.2%
FEMSA Empaques	(13.2)%

Our consolidated operating expenses (including goodwill amortization and management fees paid to Labatt) increased by 3.0% to Ps. 8.126 billion. We raised wages and salaries effective March of 2002 by approximately 5%, in line with average minimum wage increases over the last twelve months. As a percentage of total revenues, consolidated operating expenses decreased by 80 basis points to 32.8%. Consolidated income from operations (after participation in the results of affiliated companies) increased by 11.1% to Ps. 4.289 billion, driven primarily by increases in profitability at Coca-Cola FEMSA and FEMSA Comercio. Our consolidated operating margin increased by 90 basis points to 17.3% of consolidated total revenues.

Net Income

Our consolidated net income increased by 17.2% to Ps. 2.414 billion recorded in the first half of 2002 from Ps. 2.060 billion for the first half of 2001. The increase in net income recorded for the first half of 2002 reflects (i) an increase of 11.1% in our consolidated income from operations and (ii) a decrease of 15.4% in our consolidated integral result of financing gain.

In the first half of 2002, we recorded a consolidated integral result of financing gain of Ps. 44 million, compared to a consolidated integral result of financing gain of Ps. 52 million for the comparable period in 2001.

During the first half of 2002, consolidated financial expense decreased by 14.6% to Ps. 404 million compared to the first half of 2001, attributable to (i) lower base rates for our variable-rate debt and (ii) a decrease in our consolidated indebtedness. The recent depreciation of the Peso against the dollar operated in the opposite direction as interest due on our dollar-denominated liabilities represented a greater expense in Pesos. Consolidated interest income decreased by 24.0% to Ps. 196 million reflecting lower interest rates earned on our Peso investments relative to the first half of 2001. The resulting net financial expense decreased by 3.3% to Ps. 208 million.

We recorded a consolidated foreign exchange loss of Ps. 202 million compared to a foreign exchange gain of Ps. 216 million for the first half of 2001, primarily reflecting the combined effect of the nominal depreciation of the Peso against the U.S. dollar on our net dollar liabilities in Mexico and the nominal depreciation of the Argentine Peso against the U.S. dollar on our net dollar assets in Argentina.

The gain on monetary position for the first half of 2002 amounted to Ps. 454 million, compared to a gain of Ps. 51 million in the same period last year. This increase was mainly generated as a result of the inflation rate for the semester in Argentina over the debt incurred in connection with the acquisition of Coca-Cola FEMSA Buenos Aires, over which a hedge was designated. The net investment in Coca-Cola FEMSA Buenos Aires is the hedge's maximum amount, which was of US$ 118 million as of June 30, 2002 and the Argentine inflation rate for the first half of 2002 was 31.0%. Our consolidated other expense for the first six months of 2002 amounted to Ps. 215 million, consisting mainly of severance payments, asset write-offs, and losses on sale of assets.

Our income tax, tax on assets and employee profit sharing amounted to Ps. 1.704 billion for the first half of 2002, an increase of 3.2% relative to the first half of 2001. Our average tax rate was 41.4%, lower than the 44.2% average tax rate in the first half of 2001.

Consolidated net majority income amounted to Ps. 1.456 billion for the first half of 2002 compared with Ps. 1.380 billion recorded in the first half of 2001. Net majority income per FEMSA Unit[1] amounted to Ps. 1.374, compared with Ps. 1.303 for the same period last year, an increase of 5.5%.

	Per FEMSA Unit[1]	
SIX MONTHS ENDED JUNE 30,	**Pesos**	
	2002	**2001**
Net Majority Income	1.374	1.303
EBITDA[2]	5.863	5.350

[1]FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of June 30, 2002 was 1,059,462,090 , equivalent to the total number of shares of the Company outstanding as of June 30, 2002 divided by 5.

[2] EBITDA is calculated as income from operations plus depreciation and amortization plus non-cash charges. Please note that the U.S. Securities and Exchange Commission does not endorse the use of EBITDA. However, FEMSA's management has chosen to present EBITDA because it believes it is a useful measure.

FEMSA Cerveza

Note: Please refer to the above section "Operating Highlights and Review of Expectations for 2002—FEMSA Cerveza—New Accounting Pronouncement".

Net Sales

FEMSA Cerveza's net sales increased by 1.2% to Ps. 9.831 billion in the first half of 2002, reflecting (i) a 0.3% decrease in total sales volume and (ii) a nominal increase of approximately 7% in the domestic price of beer implemented during the first quarter of 2002. The latter resulted in an improvement of the average real domestic revenue per hectoliter of 2.2% for the first half of 2002.

OPERATING HIGHLIGHTS % Change Six months ended June 30, 2002 vs. 2001	
Domestic Volume	(1.0)%
Export Volume	7.1%
Total Volume	(0.3)%
Net Sales	1.2%
Income from Operations Before management fees	7.9%

In the first six months of 2002 the northern regions of the country have been affected by slack consumer demand under a stagnant economy, characterized by high unemployment and a loss of competitiveness resulting from a strong Peso environment for most of the period.

Export sales volume grew by 7.1% to 995 thousand hectoliters for the first half of 2002. Sales volume to North America increased by 10.7% and accounted for 91.8% of FEMSA Cerveza's export sales volume. Export revenues increased by 1.6% to Ps. 626.4 million in Peso terms and by 5.1% to US$65.8 million in U.S. dollar terms.

MARGINS		
Six months ended June 30	2002	2001
Gross margin	56.9%	56.5%
Operating margin before management fees	17.6%	16.6%

Gross Profit

FEMSA Cerveza's cost of goods sold increased by 0.2% to Ps. 4.308 billion, below revenue growth recorded for the first six months of 2002, reflecting a generally favorable foreign exchange environment as well as a slight reduction in fixed manufacturing costs (plants). FEMSA Cerveza recorded gross profit growth of 2.1% to Ps. 5.598 billion and the gross margin increased by 40 basis points to 56.9% of net sales. The improvement in gross margin resulted from productivity gains obtained along the manufacturing process and in the primary distribution network, as well as from a favorable cost environment enhanced by the strong Peso during the first five months of 2002.

Income from Operations

FEMSA Cerveza's operating expenses decreased slightly by 0.1% to Ps. 3.859 billion, representing 39.0% of total revenue, compared to 39.5% of total revenue for the same period last year, reflecting headcount reductions in the administrative, manufacturing and sales departments, as well as greater efficiencies in distribution. FEMSA Cerveza's income from operations, after participation in the results of affiliated companies and before deduction of management fees paid to FEMSA and to Labatt, increased by 7.9% to Ps. 1.747 billion. FEMSA Cerveza's operating margin before management fees increased by 100 basis points to 17.6% of net sales.

Coca-Cola FEMSA

Coca-Cola FEMSA's financial results and discussion are incorporated by reference from Coca-Cola FEMSA's press release annexed to this press release.

FEMSA Comercio

FEMSA Comercio's net sales increased by 17.9% primarily driven by solid expansion of the Oxxo Convenience Store Chain. Net sales growth resulted from combining (i) the addition of 99 net new stores during the first six months of 2002, and (ii) a reduction of 0.8% in average same store sales compared to the corresponding period in 2001. (Same store sales are calculated on stores that exceed 18 months of operation) Sluggish same-store sales reflect the prevailing weakness in consumer demand, particularly evident in northern Mexico, that is described elsewhere in this document and is consistent with signs of soft demand for some of our beverage products.

OPERATING HIGHLIGHTS	
Six months ended June 30, 2002 vs. 2001	
New Oxxo stores	99
Net sales	17.9%
Oxxo same store sales	(0.8)%
Income from operations	30.2%

MARGINS		
Six months ended June 30	2002	2001
Gross margin	25.5%	25.3%
Operating margin before management fees	4.3%	3.9%

Average traffic per store for the Oxxo chain for the first six months of 2002 increased by 5.3% but was offset by a reduction of 5.8% in the average ticket per customer for the same period. As of June 30, 2002 FEMSA Comercio had 1,878 Oxxo stores and 46 Bara sites in operation. FEMSA Comercio's operating income increased by 30.2% in the first half of 2002, primarily reflecting a strong operating profit growth posted by Oxxo. The operating margin before management fees paid to FEMSA increased by 40 basis points to 4.3% of total revenues.

VOLUME GROWTH	
Six months ended June 30, 2002 vs. 2001	
Beverage cans	(2.7)%
Crown caps	1.1%
Glass bottles	11.5%

MARGINS		
Six months ended June 30	2002	2001
Gross margin	23.2%	23.6%
Operating margin before management fees	14.4%	15.1%

FEMSA Empaques

FEMSA Empaques' net sales and operating income decreased by 9.0% and 13.2%, respectively, for the first six months of 2002. The beverage can business has been affected by reduced demand from FEMSA Cerveza and third party clients, although the depreciation of the Peso against the Dollar towards the end of the semester provided some relief from a profitability standpoint, as prices of the metal products are Dollar-denominated. Sales of glass bottles to Coca-Cola FEMSA and FEMSA Cerveza, as well as crown cap export volumes have shown encouraging results in the first six months of 2002. The improvement in the profitability of the glass and other businesses towards the end of the semester was not enough to offset the pressure on the margins of the beverage can business. As a result, FEMSA Empaques' operating margin before management fees paid to FEMSA decreased by 70 basis points to 14.4% of total revenues for the period.

Set forth before is certain unaudited financial information for FEMSA for the second quarter and six months ended June 30, 2002, compared to the second quarter and six months ended June 30, 2002. We are a holding company whose principal activities are grouped under the following six subholding companies (the "Subholding Companies") and carried out by their respective operating subsidiaries: FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza"), which engages in the production, distribution and marketing of beer; Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA"), which engages in the production, distribution and marketing of soft drinks; FEMSA Empaques, S.A. de C.V. ("FEMSA Empaques"), which engages in the production and distribution of packaging materials; FEMSA Comercio, S.A. de C.V. ("FEMSA Comercio"), which engages in the operation of convenience stores; Logistica CCM, S.A. de C.V. ("Logística CCM") which provides logistics management services to FEMSA Cerveza, and FEMSA Logística, S.A. de C.V. ("FEMSA Logística"), which provides logistics management services to Coca-Cola FEMSA, FEMSA Empaques and, recently, to third party clients.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of June 30, 2002 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms. The restatement was determined as follows:

- For the results of the Mexican operations, using factors derived from the Mexican National Consumer Price Index ("NCPI"). To restate June 2001 pesos to June 2002 pesos, we applied an inflation factor of 1.0494 and to restate March 2002 pesos to June 2002 pesos, we applied a 1.0124 inflation factor.
- For the results of the Buenos Aires operations, using factors derived from the Argentine National Consumer Price Index of 1.2812 to restate June 2001 to June 2002 Argentine Pesos and of 1.1827 to restate March 2002 Argentine Pesos to June 2002 Argentine Pesos; and converting constant Argentine Pesos into Pesos, based on the June 30, 2002 exchange rate of Ps. 2.6166 per Argentine Peso.

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

IMPORTANT NOTICES:

We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service.

Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.

Four pages of tables and Coca-Cola FEMSA's press release to follow

FEMSA

OPERATING DATA

For the three months and six months ended June 30, 2002 and 2001

FEMSA Cerveza

(Thousand hectoliters)	For the II quarter of: 2002	2001	%Var	For the I Semester of: 2002	2001	%Var
Domestic	5,766	5,762	0.1	10,694	10,799	(1.0)
Exports	627	591	6.1	995	929	7.1
Total Volume	6,393	6,353	0.6	11,689	11,728	(0.3)

Presentation Mix (%)	For the II quarter of: 2002	2001	Var p.p.	For the I Semester of: 2002	2001	Var p.p.
Returnable	67.9	71.5	(3.6)	69.1	72.1	(3.0)
Non Returnable	9.1	6.9	2.2	8.5	6.7	1.8
Cans	23.0	21.6	1.4	22.4	21.2	1.2
Total volume	100.0	100.0	-	100.0	100.0	-
Exports revenues: Millions Ps.	398.6	382.0	4.3	626.4	616.6	1.6
US Millions	41.1	39.6	3.8	65.8	62.6	5.1

Coca-Cola FEMSA

Sales Volumes

(Millions of Unit Cases)	For the II quarter of: 2002	2001	%Var	For the I Semester of: 2002	2001	%Var
Valley of Mexico	100.0	92.4	8.2	183.9	173.8	5.8
Southeast	33.8	32.9	2.7	61.1	59.6	2.5
Mexico	133.8	125.3	6.8	245.0	233.4	5.0
Buenos Aires	23.3	29.7	(21.5)	52.6	65.3	(19.4)
Total	157.1	155.0	1.3	297.6	298.7	(0.4)

Presentation Mix (%) (Returnable/Non-Returnable)	2002	2001	2002	2001
Valley of Mexico	34/66	39/61	35/65	41/59
Southeast	43/57	44/56	44/56	46/54
Valley of Mexico	37/63	41/59	37/63	42/58
Buenos Aires	7/93	6/94	5/95	7/93
Total	32/68	34/66	32/68	34/66

FEMSA Empaques

Total Sales Volume

(Millions of pieces)		For the II quarter of: 2002	2001	%Var	For the I Semester of: 2002	2001	%Var
Cans		797	802	(0.6)	1,406	1,445	(2.7)
CroBn caps		3,828	3,812	0.4	7,148	7,068	1.1
Glass Bottles		276	261	5.7	508	455	11.6
Export volumes:	Cans	96	59	62.7	127	110	15.5
	Crown caps	2,081	1,921	8.3	3,912	3,518	11.2
Exports revenues:	Millions Ps.	173.0	148.2	16.7	294.1	312.8	(6.0)
	US Millions	17.9	15.4	16.2	31.0	31.5	(1.6)

Percentage of sales revenue by client category:

by client category:	For the II quarter of: 2002	2001	Var p.p.	For the I Semester of: 2002	2001	Var p.p.
Intercompany sales	61.8	56.4	5.4	60.9	57.4	3.5
FEMSA Cerveza	44.2	44.9	(0.7)	44.3	46.2	(1.9)
Coca-Cola FEMSA	17.6	11.5	6.1	16.6	11.2	5.4
Third-party sales	38.2	43.6	(5.4)	39.1	42.6	(3.5)
Domestic	30.0	34.7	(4.7)	30.7	33.4	(2.7)
Export	8.2	8.9	(0.7)	8.4	9.2	(0.8)
Total	100.0	100.0		100.0	100.0	

FEMSA Comercio

	For the II quarter of: 2002	2001	%Var	For the I Semester of: 2002	2001	%Var
Total stores				1,878	1,576	19.2
New stores	55	78	(29.5)	99	108	(8.3)
Comparative same stores: (1)						
Average monthly sales (Ths. Ps.) (2)	567.6	574.1	(1.1)	536.9	541.2	(0.8)

(1) Stores with more than 18 months of operations.

(2) Based on comparative same stores in each period.



Income Statement
For the second quarter of:
Millions of year end pesos as of June 30, 2002

	FEMSA Cerveza		Coca-Cola FEMSA		FEMSA Empaques		FEMSA Comercio*		FEMSA Logística		FEMSA Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	5,395.8	5,394.4	4,454.4	4,100.0	1,676.9	1,807.9	3,119.0	2,683.7	367.8	376.5	13,372.0	12,750.0
Other revenues	49.2	38.1	20.0	22.8	4.6	1.6	0.0	0.3	1.5	1.9	46.0	24.0
Total revenues	5,445.0	5,432.5	4,474.4	4,122.8	1,681.5	1,809.5	3,119.0	2,684.0	369.3	378.4	13,418.0	12,774.0
Cost of good sold	2,309.7	2,262.1	2,010.1	1,912.2	1,253.6	1,385.7	2,320.9	2,006.4	312.1	327.5	6,540.0	6,259.0
Gross margin	3,135.3	3,170.4	2,464.3	2,210.6	427.9	423.8	798.1	677.6	57.2	50.9	6,878.0	6,515.0
Administrative expenses	538.7	557.3	335.4	298.7	42.3	47.1	56.1	58.4	24.2	25.6	1,083.4	1,093.4
Sales expenses	1,387.5	1,449.0	935.6	898.4	99.9	95.0	593.5	504.7	0.0	0.0	3,048.6	2,950.0
Management fee paid to Labatt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	28.7	30.0
Goodwill amortization	0.0	0.0	11.9	23.6	0.0	0.0	0.0	0.0	0.0	0.0	11.9	23.6
Operating expenses	1,926.2	2,006.3	1,282.9	1,220.7	142.2	142.1	649.6	563.1	24.2	25.6	4,172.6	4,097.0
Operating income	1,209.1	1,164.1	1,181.4	989.9	285.7	281.7	148.5	114.5	33.0	25.3	2,705.4	2,418.0
Participation in affiliated companies	27.6	(2.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	27.6	(2.0)
Comparable EBIT	1,236.7	1,162.1	1,181.4	989.9	285.7	281.7	148.5	114.5	33.0	25.3	2,733.0	2,416.0
Management fee	95.5	99.9	0.0	0.0	24.1	28.5	23.9	32.1	0.0	0.0	0.0	0.0
Total EBIT	1,141.2	1,062.2	1,181.4	989.9	261.6	253.2	124.6	82.4	33.0	25.3	2,733.0	2,416.0
Depreciation	258.3	246.5	136.9	149.1	54.9	69.7	20.5	20.6	7.8	8.7	479.7	496.6
Other non-cash charges	275.3	317.7	118.4	107.5	19.5	5.3	23.6	20.7	1.1	0.9	448.2	457.9
EBITDA	1,674.8	1,626.4	1,436.7	1,246.5	336.0	328.2	168.7	123.7	41.9	34.9	3,660.9	3,370.5
Comparable												
EBIT/Revenues	22.7	21.4	26.4	24.0	17.0	15.6	4.8	4.3	8.9	6.7	20.4	18.9
EBITDA/Revenues	32.5	31.8	32.1	30.2	21.4	19.7	6.2	5.8	11.3	9.2	27.3	26.4
Total												
EBIT/Revenues	21.0	19.6	26.4	24.0	15.6	14.0	4.0	3.1	8.9	6.7	20.4	18.9
EBITDA/Revenues	30.8	29.9	32.1	30.2	20.0	18.1	5.4	4.6	11.3	9.2	27.3	26.4
Capital Expenditures	834	1,052	273	245	36	2	171	176	-15	50	1,295	1,525

* Includes FEMSA Comercio and Amoxxo



Income Statement
For the first half of:
Millions of year end pesos as of June 30, 2002

	FEMSA Cerveza		Coca-Cola FEMSA		FEMSA Empaques		FEMSA Comercio*		FEMSA Logística		FEMSA Consolidated	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Net sales	9,830.7	9,711.4	8,233.8	7,755.5	3,052.9	3,355.5	5,823.5	4,938.6	720.6	739.2	24,672.0	23,431.0
Other revenues	75.2	72.8	52.1	54.8	8.3	3.4	0.0	0.5	2.6	5.0	78.0	51.0
Total revenues	9,905.9	9,784.2	8,285.9	7,810.3	3,061.2	3,358.9	5,823.5	4,939.1	723.2	744.2	24,750.0	23,482.0
Cost of good sold	4,308.2	4,300.0	3,767.6	3,665.5	2,352.9	2,566.8	4,336.2	3,691.1	612.9	633.3	12,343.0	11,732.0
Gross margin	5,597.7	5,484.2	4,518.3	4,144.8	708.3	792.1	1,487.3	1,248.0	110.3	110.9	12,407.0	11,750.0
Administrative expenses	1,083.5	1,084.8	644.0	595.8	84.8	94.0	108.3	111.9	50.9	53.3	2,138.3	2,131.6
Sales expenses	2,775.2	2,778.8	1,768.8	1,735.1	182.5	190.0	1,131.3	945.9	0.0	0.0	5,905.4	5,650.3
Management fee paid to Labatt											57.6	60.1
Goodwill amortization			25.1	48.3							25.1	48.3
Operating expenses	3,858.7	3,863.6	2,437.9	2,379.2	267.3	284.0	1,239.6	1,057.8	50.9	53.3	8,126.4	7,890.3
Operating income	1,739.0	1,620.6	2,080.4	1,765.6	441.0	508.1	247.7	190.2	59.4	57.6	4,280.6	3,859.7
Participation in affiliated companies	8.4	(0.7)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8.4	(0.7)
Comparable EBIT	1,747.4	1,619.9	2,080.4	1,765.6	441.0	508.1	247.7	190.2	59.4	57.6	4,289.0	3,859.0
Management fee	192.1	200.3			45.7	52.4	42.1	39.2				
Total EBIT	1,555.3	1,419.6	2,080.4	1,765.6	395.3	455.7	205.6	151.0	59.4	57.6	4,289.0	3,859.0
Depreciation	537.3	493.7	262.9	282.4	113.1	126.9	41.7	41.7	16.4	17.0	974.7	966.2
Other non-cash charges	639.5	551.9	218.0	223.2	30.1	14.3	46.1	40.6	2.0	2.0	947.6	842.6
EBITDA	2,732.1	2,465.2	2,561.3	2,271.2	538.5	596.9	293.4	233.3	77.8	76.6	6,211.3	5,667.8
Comparable												
EBIT/Revenues	17.6	16.6	25.1	22.6	14.4	15.1	4.3	3.9	8.2	7.7	17.3	16.4
EBITDA/Revenues	29.5	27.2	30.9	29.1	19.1	19.3	5.8	5.5	10.8	10.3	25.1	24.1
Total												
EBIT/Revenues	15.7	14.5	25.1	22.6	12.9	13.6	3.5	3.1	8.2	7.7	17.3	16.4
EBITDA/Revenues	27.6	25.2	30.9	29.1	17.6	17.8	5.0	4.7	10.8	10.3	25.1	24.1
Capital Expenditures	1,459	2,001	496	380	62	40	221	293	-14	41	2,167	2,757
Net debt millon dlls.	234	270	(154)	(20)	127	122	41	36	-	2	155	403

* Includes FEMSA Comercio and Amoxxo



CONSOLIDATED INCOME STATEMENT

For the three months and six months months ended June 30,:

(Expressed in Millions of Pesos as of June 30, 2002)

	For the II quarter of:			For the I Semester of:		
	2002	2001	%Var	2002	2001	%Var
Net sales	13,372	12,750	4.9	24,672	23,431	5.3
Other operating revenues	46	24	91.7	78	51	52.9
Total revenues	13,418	12,774	5.0	24,750	23,482	5.4
Cost of sales	6,540	6,259	4.5	12,343	11,732	5.2
Gross profit	6,878	6,515	5.6	12,407	11,750	5.6
Administrative expenses	1,124	1,147	(2.0)	2,221	2,240	(0.8)
Selling expenses	3,049	2,950	3.3	5,905	5,650	4.5
Operating expenses	4,173	4,097	1.8	8,126	7,890	3.0
	2,705	2,418	11.9	4,281	3,860	10.9
Participation in affiliated companies	28	(2)		8	(1)	
Income from operations	2,733	2,416	13.1	4,289	3,859	11.1
Interest expense	217	223	(2.7)	404	473	(14.6)
Interest income	89	112	(20.5)	196	258	(24.0)
Interest expense, net	128	111	15.3	208	215	(3.3)
Foreign exchange loss (gain)	387	(173)	323.7	202	(216)	193.5
Gain on monetary position	281	46		454	51	
Integral result of financing	234	(108)	316.7	(44)	(52)	(15.4)
Other expenses	140	108	29.6	215	172	25.0
Income before taxes	2,359	2,416	(2.4)	4,118	3,739	10.1
Taxes	984	1,087	(9.5)	1,704	1,651	3.2
Changes in accounting principles	-	-		-	(28)	(100.0)
Net Income	1,375	1,329	3.5	2,414	2,060	17.2
Net majority income	819	885	(7.5)	1,456	1,380	5.5
Net minority income	556	444	25.2	958	680	40.9

	% Total Revenues			% Total Revenues		
	2002	2001	Var P.P.	2002	2001	Var P.P.
Net sales	99.7	99.8	(0.1)	99.7	99.8	(0.1)
Other operating revenues	0.3	0.2	0.1	0.3	0.2	0.1
Total revenues	100.0	100.0	-	100.0	100.0	-
Cost of sales (1)	48.9	49.1	(0.2)	50.0	50.1	(0.1)
Gross profit (1)	51.4	51.1	0.3	50.3	50.1	0.2
Administrative expenses	8.4	9.0	(0.6)	9.0	9.5	(0.5)
Sales expenses	22.7	23.1	(0.4)	23.9	24.1	(0.2)
Operating expenses	31.1	32.1	(1.0)	32.8	33.6	(0.8)
	20.2	18.9	1.3	17.3	16.4	0.9
Participation in affiliated companies	0.2	-	0.2	-	-	-
Income from operations	20.4	18.9	1.5	17.3	16.4	0.9

(1) % to Net sales

BALANCE SHEET

As of June 30, :

ASSETS	2002	2001	% Var
Cash and cash equivalents	7,262	4,754	52.8
Accounts receivable	3,081	2,940	4.8
Inventories	4,522	4,261	6.1
Prepaid expenses	1,051	921	14.1
Total Current Assets	15,916	12,876	23.6
Property, plant and equipment, net	27,674	28,081	(1.4)
Deferred charges and other assets	6,143	6,375	(3.6)
TOTAL ASSETS	49,733	47,332	5.1
LIABILITIES & STOCKHOLDERS' EQUITY			
Bank loans	1,594	2,587	(38.4)
Current maturities long term debt	743	293	153.6
Interest payable	129	136	(5.1)
Operating liabilities	6,116	6,467	(5.4)
Total Current Liabilities	8,582	9,483	(9.5)
Bank loans	6,421	5,837	10.0
Labor liabilities	855	690	23.9
Other liabilities	4,302	4,356	(1.2)
Total Liabilities	20,160	20,366	(1.0)
Total Stockholders' equity	29,573	26,966	9.7
LIABILITIES & STOCKHOLDERS' EQUIT	49,733	47,332	5.1

Capital expenditures			
Millions of pesos	2,167	2,757	(21.4)
Millions of dollars	218	304	(28.3)

FINANCIAL RATIOS			
Liquidity	1.85	0.32	1.54
Interest coverage (2)	29.86	26.36	3.50
Debt service coverage (3)	0.25	0.71	(0.46)
Leverage	0.68	0.76	(0.07)
Capitalization	0.24	0.26	(0.02)

(1) % to Net sales

(2) Income from operations + depreciation + other non-cash charges / interest expense, net

(3) Income from operations + depreciation + other non-cash charges / Net debt

PRESS RELEASE

FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-555) 081-5120, (52-555) 081-5121
afernandeze@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx


Coca-Cola
COCA-COLA FEMSA, S.A. DE C.V.
FEMSA

COCA-COLA FEMSA Announces 19.3% Operating Profit Growth for the Second-Quarter 2002

SECOND-QUARTER 2002

- Consolidated total revenues increased by 8.5% as a result of a 10.6% increase in revenues in the Mexican territories that offset the 19.3% decline in revenues in Argentina.
- Consolidated operating income increased by 19.3% to Ps.1,181.4 million, reaching a consolidated operating margin of 26.4%, an increase of 2.4 percentage points as compared to second-quarter 2001 consolidated operating margin. Operating income in Mexico during this period increased by 20.8% as compared to the second quarter of 2001.
- Consolidated earnings before interest, tax, depreciation, and amortization ("EBITDA")[1] increased by 15.3% over the second quarter of 2001, reaching Ps.1,436.7 million.
- Consolidated net income increased by 49.3% to Ps.816.4 million, resulting in earnings per share (EPS) of Ps.0.573 (U.S.$0.576 per ADR).

Mexico City (July 25, 2002) - Coca-Cola FEMSA, S.A. de C.V. (NYSE: KOF) ("KOF" or the "Company"), one of the global Coca-Cola anchor bottlers and the largest Coca-Cola bottler in Mexico and Argentina in terms of volume sales, announced today its consolidated results for the second quarter of 2002.

"Our company continues achieving outstanding results, generating incremental volumes from every segment of our portfolio of products. Brand *Coca-Cola*, and the introduction of new products contributed significantly to this accomplishment. We expect to continue launching new packaging presentations, targeting new consumption occasions and preparing to face the increasing competitive landscape of our industry. Coca-Cola FEMSA is stronger and more experienced than ever before to continue being the benchmark of outstanding execution in our industry," stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

Consolidated revenues increased by 8.5% to Ps.4,474.4 million for the second quarter of 2002. Volume growth of 6.7% in our Mexican operations, combined with a 3.6% improvement in Mexican average prices, more than compensated for the 21.6% decrease in volume sales in Argentina. Second-quarter 2002 consolidated operating income increased by 19.3% over the same period in 2001.

Consolidated EBITDA grew by 15.3%, reaching Ps.1,436.7 million for the second quarter of 2002. EBITDA margin rose to 32.1%, as compared to 30.2% in the second quarter of 2001. This increase occurred mainly as a result of (i) improvement in consolidated average price and (ii) a greater fixed-costs absorption generated by the volume increase in Mexico.

[1] Coca-Cola FEMSA calculated EBITDA based on income from operations plus depreciation, amortization, and non-cash items (including bottle breakage expenses). The U.S. Securities Exchange Commission does not endorse the use of EBITDA; however, the management believes that reporting EBITDA is an industry standard and is a useful measure

The integral cost of financing[2] shifted from a loss of Ps.35.7 million in the second quarter of 2001 to a gain of Ps.291.7 million during the same period of 2002. The following factors contributed to the net decrease:

- Net interest expense increased by 106.5% for the second quarter as compared to 2001, as a result of the increase in interest expenses derived from the depreciation of the Mexican peso against the U.S. dollar as applied to our U.S. dollar-denominated liabilities and a decrease in the interest rates applied to our U.S. dollar and Mexican peso denominated cash positions.

- Foreign exchange gain equaled Ps.55.6 million for the second quarter of 2002, generated by the impact of the depreciation of the Mexican peso against the U.S. dollar and the devaluation of the Argentine peso on our U.S. dollar-denominated cash positions in Mexico and Argentina, respectively, which more than offset the impact of the devaluation of the Mexican peso against the U.S. dollar, as applied to the un-hedged U.S. dollar-denominated liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires[5].

- For the second quarter of 2002, the gain on monetary position amounted to Ps. 264.8 million, compared to a gain of Ps. 24.3 million in the second quarter of 2001. This increase was mainly generated by the inflation rate for the quarter in Argentina (18.27%) as applied to the hedged U.S. dollar-denominated liabilities incurred to acquire Coca-Cola FEMSA de Buenos Aires.

KOF recognized consolidated income tax, tax on assets, and employee profit sharing expenses of Ps.613.8 million for the second quarter of 2002, representing a 42.9% average annual effective tax rate as compared to a 43.0% in the second quarter of 2001.

Consolidated net income increased by 49.3%, from Ps.546.9 million in the second quarter of 2001 to Ps.816.4 million for the same period in 2002. Net income per share reached Ps.0.573 (U.S.$0.576 per ADR).

BALANCE SHEET

On June 30, 2002, we recorded a cash balance of Ps.4,581.8 million (U.S.$460.8 million) and a total bank debt position of Ps.3,054.8 million (U.S.$307.2 million). As compared to March 31, 2002, this represents a U.S.$30.7 million decrease in cash and cash equivalents during the quarter due to a dividend payment of U.S.$57.8 million made during May 2002.

MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.4,253.7 million, a 10.5% increase over the second quarter of 2001. Sales volume totaled 133.8 million unit cases ("MUC")[4], a 6.7% improvement over the second quarter of 2001.

The increase in sales volume in our Mexican territories was attributable to (i) the increase in sales volume of *Coca-Cola* and *Coca-Cola light* by 2.7% and 11.8%, respectively, for the second quarter of 2002, (ii) the solid performance of *Mundet*, which represented 2.6% of the total product mix during the second quarter of 2002, (iii) the volume increase of *Ciel*, the *Coca-Cola* trademark still water brand, which grew by 17.6% as compared to the second quarter of 2001, and (iv) the introduction of *Kin light*, the *Coca-Cola* trademark powdered drink brand, which represented 2.0% of the total product mix for the second-quarter 2002.

---

[2] *The term "integral cost of financing" refers to the combined financial effects of (i) net interest expense or interest income, (ii) net foreign exchange gains or losses, and (iii) inflation of our monetary position.*

[3] *As of June 30 of 2002, the total amount of the U.S. dollar-denominated liabilities incurred in connection with the acquisition of Coca-Cola FEMSA de Buenos Aires was approximatelyU.S.$300 million. According to Mexican GAAP the investment in Coca-Cola FEMSA de Buenos Aires was designated as a hedge. The total amount of the net investment in Coca-Cola FEMSA de Buenos Aires was U.S.$118.1 million and this is the maximum amount that should be considered as a hedge; as a result the un-hedged liabilities were U.S.$181.5 million.*

[4] *The unit case is a unit measurement equal to 24 eight-ounce servings.*

Excluding the incremental volumes generated by *Kin light* during the quarter, the volume growth achieved was 4.6% and the average unit price per case was Ps.32.4.

Gross Profit

Gross profit grew by 15.2% in the second quarter of 2002. As a percentage of total sales, cost of sales decreased by 2.3 percentage points during second-quarter 2002 as a result of greater fixed costs absorption generated by the volume increase and higher prices per unit case.

Income from Operations

Administrative expenses for the second quarter of 2002 increased by 12.5% as compared to the same period in 2002, mainly due to changes in payroll tax legislation adopted at the beginning of the year, although they remained almost flat as a percentage of total sales.

Selling expenses for the second quarter of 2002 increased by 9.2% as compared to 2001, mainly driven by higher variable selling commissions and transportation costs derived from higher sales volume, although as a percentage of total sales, they decreased by 0.3 percentage points.

The combination of improved sales volume, average price increase, and lower cost of sales per unit case resulted in an operating profit increase of 20.8% during the second quarter of 2002. Operating margin rose from 25.8% for the second quarter of 2001 to 28.2% for the same period in 2002. Second-quarter 2002 EBITDA totaled Ps.1,409.3 million (U.S.$141.7 million), a 16.8% increase over the second quarter of 2001.

ARGENTINE OPERATING RESULTS

The Argentine economy is still facing an adverse economic environment. Based on government figures, more than 7 million people receive less than A$600 in wages per month, and consumer and wholesaler inflation totaled 31.0% and 95.6%, respectively, during the first six months of 2002. These circumstances significantly diminished the purchasing power of the Argentine population.

Notwithstanding the current currency devaluation and despite the deterioration of sales volume due to the economic crisis suffered during 2002, we achieved a positive EBITDA of over A$10 million while gaining market share continuously for the last 15 months.

Revenues

Difficult economic circumstances, combined with our efforts to keep up with inflation by implementing several price increases during the quarter totaling 46.2% (nominal) year to date, resulted in a 21.6% reduction in our volumes.

Taí and Crush, our value-protection brands, have played a strategic role to gain market share to low price brands. In the second quarter of 2002, Taí and Crush represented 19.9% of the total product mix, as compared with 20.5% in the first quarter of 2002. We successfully launched a 1.25-liter returnable glass presentation for Coca-Cola during mid-May, which represented 9% of the total volume mix during June 2002 and over 14% by mid-July 2002. We expect to build an important returnable base that provides operating flexibility to execute strategies in the marketplace due to the affordability of returnable packages. The migration of consumption from one-way value-protection brands to returnable core brand presentations should increase our profitability.

Revenues for the second quarter of 2002 decreased by 19.7% despite the 2.6% average real price increase per unit case in our Argentine territories.

Gross Profit

Gross profit decreased by 47.7% in the second quarter of 2002 as a result of lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos referred to our U.S. dollar-denominated assets.

Income from Operations

Administrative expenses, as a percentage of total sales, increased by 2.0 percentage points, an 8.3% growth in absolute terms for the second quarter of 2002 over 2001. This result is the net effect of headcount reduction and cost optimization, and a larger depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipments.

As a percentage of total sales, selling expenses decreased by 8.3 percentage points during second-quarter 2002, representing a 38.5% decrease in absolute terms during the second quarter of 2002. This decrease resulted from (i) lower marketing expenses, (ii) headcount optimization combined with adjustments in salaries (iii) and a reduction in transportation expenses.

As a percentage of total revenues, operating income decreased by 10.6 percentage points, resulting in a loss of A$4.0 million during the second quarter of 2002. Second-quarter 2002 EBITDA totaled A$10.5 million, 12.5% as a percentage of sales, in spite of the autumn / winter season.

"We continue gaining market share in Buenos Aires by adapting our packaging presentations and products to the current needs and consumption occasions of our Argentine consumers. Working together with The Coca-Cola Company we are developing an important returnable packaging presentation base to strengthen the market presence of our core brands and to increase our profitability" stated Carlos Salazar, Chief Executive Officer of the Company.

ARGENTINE PESO DEVALUATION EFFECT

As of June 30, 2002, the exchange rate stood at A$3.8 pesos per U.S. dollar. This rate implies a 26.7% devaluation of the Argentine peso versus the U.S. dollar during the quarter, when comparing the current exchange rate against the exchange rate of A$3.0 pesos per U.S. dollar that we employed as of March 31, 2002.

Following Mexican GAAP (Bulletin B-15 "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations"), the cumulative translation loss generated by the devaluation of the Argentine peso (from A$1.0 to A$ 3.80 per U.S. dollar), which amounted Ps. 1,619.7 million (U.S.$162.9 million) as of June, 30, 2002, was recorded directly against our total shareholders' equity. This figure includes a loss of Ps. 162.9 million (U.S.$16.4 million) recorded during the second quarter of 2002.

As we have stated in the past, the goodwill generated by the acquisition of our Argentine subsidiary is considered part of the net investment in Coca-Cola FEMSA de Buenos Aires and is registered in Argentine pesos. For this reason, the impact on the shareholders' equity mentioned above also includes a reduction in cumulative goodwill of Ps. 1,175.3 million (U.S.$118.2 million). This figure includes a reduction of Ps. 132.0 million (U.S.$13.3 million) recorded during the second quarter of 2002. Current outstanding goodwill balance equals A$187.8 million (U.S.$49.4 million).

In order to present comparative figures for previous periods and in accordance with accounting guidelines mandating the restatement of our subsidiaries' balance sheets and income statement in past years (Mexican GAAP Bulletin B-15) under these circumstances, we used the National Consumer Price Index of Argentina and the foreign exchange rates of the Argentine peso versus the U.S. dollar at the close of the most recent quarter to translate this financial information for previous years.

RECENT DEVELOPMENTS

In March 2002, according to our cost optimization Master Plan, we closed our Pilar distribution center, one of our four distribution facilities in Buenos Aires. The Norte distribution facility will consolidate the operations formerly conducted at Pilar. We expect to realize permanent cost savings and operating efficiencies from the consolidation of the Pilar facility.

On May 10, 2002 we launched a 1.25-liter returnable glass presentation of *Coca-Cola* in Buenos Aires, in order to provide a more affordable product for consumers. Due to the successful performance of this presentation, we launched *Sprite* in a 1.25-liter returnable glass presentation on July 15, 2002.

SUMMARY OF SIX MONTHS RESULTS

For the six months ended June 30, 2002, consolidated sales volume reached 297.6 MUC, remaining almost flat as compared to the first half of 2001. Even though the sales volume in Buenos Aires fell 19.4%, it was compensated by volume increase in the Mexican territories of 5.0% during the first half of 2002.

Consolidated average unit price per case increased by 6.5% during the first half of 2002, as compared to the same period in 2001. The consolidated increase was attributable to price increases in both, the Mexican and Argentine territories, during the first semester of 2002 over the first semester of 2001.

Gross operating margin as a percentage of net sales increased 1.5 percentage points from 53.4% in the first half of 2001 to 54.9% in the first half of 2002. Consolidated operating expenses increased by 3.5%, but decreased as a percentage of total revenues from 29.8% during the first half of 2001 to 29.1% for the same period of 2002.

Operating income increased 17.8% to Ps. 2,080.4 million and EBITDA reached Ps. 2,561.3 million, an increase of 12.8%, both as compared to the first half of 2001. Our Argentine operations represented 3.0% of consolidated EBITDA during the first six months in 2002.

Consolidated net income increased by 64.2%, from Ps. 927.8 million in the first half of 2001 to Ps. 1,523.4 million for the same period in 2002. Net income per share reached Ps. 1.069 (US$ 1.075 per ADR).

GROWTH EXPECTATIONS 2002

Based on current assumptions about macroeconomic performance in Mexico, we still expect volume growth in our Mexican territories to increase in the range of 3%-5% in 2002 and we are changing our operating income guidance for our Mexican operations to grow in the range of 13%-15% during 2002.

Given the difficult economic environment in Argentina, we are still not in a position to provide growth expectations for our Argentine territories during the second half of 2002. However, we are implementing the following initiatives to weather the current situation in Argentina:

- Strengthen our brand portfolio by protecting our core brands and focusing on affordability, thus reinforcing strategy against price brands
- Explore alternative consumer opportunities and further develop traditional distribution channels.
- Maintain liquidity and profitability throughout the reduction of our U.S. Dollar exposure, cost reductions and price increases.
- Implement further cost-cutting initiatives and expand logistics, freights and ongoing adjustments of distribution efficiencies.
- Maintain updated commercial terms with clients and suppliers to protect working capital.

CONFERENCE CALL INFORMATION

Second-Quarter 2002 Conference Call will be held on: Thursday, July 25, 2002, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call please dial: Domestic US: 888-482-0024, International: 617-801-9702

If you are unable to participate live, an instant replay of the conference call will be available through August 1, 2002. To listen to the replay please dial: Domestic: US 888-286-8010; International: 617-801-6888, Passcode: 52833

❖ ❖ ❖

Coca-Cola FEMSA, S.A. de C.V. produces *Coca-Cola, Sprite, Fanta, Lift* and other trademark beverages of The Coca-Cola Company in the Valley of Mexico and the Southeast Territories in Mexico and in the Buenos Aires Territory in Argentina. The Company has eight bottling facilities in Mexico and one in Buenos Aires and serves more than 255,000 retailers in Mexico and 72,000 retailers in the greater Buenos Aires area. Coca-Cola FEMSA currently accounts for approximately 4% of Coca-Cola global sales, 26% of all Coca-Cola sales in Mexico and approximately 36% of all Coca-Cola sales in Argentina. The Coca-Cola Company owns a 30% equity interest in Coca-Cola FEMSA.

❖ ❖ ❖

Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). Figures of the Company's operations in Argentina were prepared in accordance with Argentine generally accepted accounting principles. All figures are expressed in constant Mexican pesos with purchasing power at June 30, 2002. For comparison purposes, 2001 and 2002 figures from the Company's Argentine operations have been restated taking into account Argentine inflation with reference to the Argentine consumer price index and converted from Argentine pesos into Mexican pesos using the June 30, 2002 exchange rate of Ps. 2.617 per A$1.00. In addition, all comparisons in this report for the second quarter of 2002, which ended on June 30, 2002, in this report are made against the figures for the comparable period, second quarter 2001, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA´s future performance and should be considered as good faith estimates of Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties that could materially impact the Company's actual performance.

References herein to "US$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(4 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of June 30, 2002 and December 31, 2001
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of June 30, 2002

ASSETS		2002		2001
Current Assets				
Cash and cash equivalents	Ps.	4,582	Ps.	4,383
Accounts receivable:				
Trade		383		557
Notes		7		20
Prepaid taxes		38		2
Other		302		316
		730		895
Inventories		846		546
Prepaid expenses		57		24
Total current assets		6,215		5,848
Property, plant and equipment				
Land		739		721
Buildings, machinery and equipment		8,097		7,574
Accumulated depreciation		(2,902)		(2,466)
Construction in progress		368		294
Bottles and cases		284		205
Total property, plant and equipment		6,586		6,328
Investment in shares		106		112
Deferred charges, net		536		498
Goodwill, net		598		836
TOTAL ASSETS	Ps.	14,041	Ps.	13,622

LIABILITIES & STOCKHOLDERS' EQUITY		2002		2001
Current Liabilities				
Short-term bank loans, notes and interest payable	Ps.	105	Ps.	77
Suppliers		1,054		1,428
Accounts payable and others		528		434
Taxes payable		143		379
Total Current Liabilities		1,830		2,318
Long-term bank loans		3,018		2,864
Pension plan and seniority premium		170		167
Other liabilities		1,268		977
Total Liabilities		6,286		6,326
Stockholders' Equity				
Minority interest		-		-
Majority interest:				
Capital stock		2,301		2,301
Additional paid in capital		1,619		1,619
Retained earnings of prior years		6,169		4,624
Net income for the period		1,524		2,112
Cumulative results of holding				
non-monetary assets		(3,858)		(3,360)
Total majority interest		7,755		7,296
Total stockholders' equity		7,755		7,296
TOTAL LIABILITIES & EQUITY	Ps.	14,041	Ps.	13,622

Mexican Inflation December 2001 - June 2002	2.63%
Argentine Inflation December 2001 - June 2002	30.98%
Mexican Peso / U.S.Dollar at June 30, 2002	9.943
Argentine peso / U:S Dollar June 30 , 2002	3.800

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended June 30, 2002 and 2001
Expressed in currency with purchasing power as of June 30, 2002

	Consolidated			Mexican Operations			Buenos Aires Operation		
	(Millions of Mexican Pesos)[1]						(Millions of Argentine Pesos)[1]		
	2002	2001	% VAR	2002	2001	% VAR	2002	2001	% VAR
Sales volume (millions unit cases)	157.1	155.0	1.3	133.8	125.3	6.7	23.3	29.7	(21.6)
Average unit price per case	28.35	26.45	7.2	31.71	30.60	3.6	3.50	3.41	2.6
Net revenues	4,454.4	4,100.0	8.6	4,241.7	3,835.2	10.6	81.3	101.2	(19.7)
Other operating revenues	20.0	22.8	(12.3)	12.0	14.1	(14.9)	3.0	3.3	(9.1)
Total revenues	4,474.4	4,122.8	8.5	4,253.7	3,849.3	10.5	84.3	104.5	(19.3)
Cost of sales	2,010.1	1,912.2	5.1	1,857.7	1,769.4	5.0	58.2	54.6	6.6
Gross profit	2,464.3	2,210.6	11.5	2,396.0	2,079.9	15.2	26.1	49.9	(47.7)
Administrative expenses	335.4	298.7	12.3	318.5	283.1	12.5	6.5	6.0	8.3
Selling expenses	935.5	898.4	4.1	876.6	802.4	9.2	22.5	36.6	(38.5)
Operating expenses	1,270.9	1,197.1	6.2	1,195.1	1,085.5	10.1	29.0	42.6	(31.9)
Goodwill amortization	12.0	23.6	(49.2)	1.9	1.9	-	1.1	1.1	-
Operating income	1,181.4	989.9	19.3	1,199.0	992.5	20.8	(4.0)	6.2	(164.5)
Interest expense	82.2	78.8	4.3						
Interest income	53.5	64.8	(17.4)						
Interest expense, net	28.7	13.9	106.5						
Foreign exchange loss (gain)	(55.6)	46.1	(220.6)						
Loss (gain) on monetary position	(264.8)	(24.3)	989.7						
Integral cost of financing	(291.7)	35.7	(917.1)						
Other (income) expenses, net	42.9	(5.5)	(880.0)						
Income before taxes	1,430.2	959.7	49.0						
Taxes	613.8	412.8	48.7						
Consolidated net income	816.4	546.9	49.3						
Majority net income	816.4	546.9	49.3						
EBITDA[2]	1,436.7	1,246.5	15.3	1,409.3	1,207.0	16.8	10.5	15.1	(30.5)

(1) Except volume and average price per unit case figures.
(2) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Mexican Inflation March 2002 - June 2002	1.24%
Argentine Inflation March 2002 -June 2002	18.27%
Mexican Peso / U.S.Dollar at June 30, 2002	9.943
Mexican Peso / Argentine peso at June 30, 2002	2.617

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the six months ended June 30, 2002 and 2001
Expressed in currency with purchasing power as of June 30, 2002

	Consolidated			Mexican Operations			Buenos Aires Operation		
	(Millions of Mexican Pesos) [1]						(Millions of Argentine Pesos) [1]		
	2002	2001	% VAR	2002	2001	% VAR	2002	2001	% VAR
Sales Volume(millions unit cases)	297.6	298.7	(0.4)	245.0	233.4	5.0	52.6	65.3	(19.4)
Average unit price per case	27.66	25.97	6.5	31.60	30.68	3.0	3.58	3.47	3.2
Net revenues	8,233.8	7,755.5	6.2	7,741.3	7,161.8	8.1	188.3	226.9	(17.0)
Other operating revenues	52.1	54.8	(4.9)	31.0	33.2	(6.6)	8.0	8.3	(3.6)
Total revenues	8,285.9	7,810.3	6.1	7,772.3	7,195.0	8.0	196.3	235.2	(16.5)
Cost of sales	3,767.6	3,665.5	2.8	3,430.4	3,330.9	3.0	128.9	127.9	0.8
Gross profit	4,518.3	4,144.8	9.0	4,341.9	3,864.1	12.4	67.4	107.3	(37.2)
Administrative expenses	644.0	595.8	8.1	608.6	563.6	8.0	13.5	12.3	9.8
Selling expenses	1,768.8	1,735.1	1.9	1,638.5	1,543.7	6.1	49.8	73.1	(31.9)
Operating expenses	2,412.8	2,330.9	3.5	2,247.1	2,107.3	6.6	63.3	85.4	(25.9)
Goodwill amortization	25.1	48.3	(48.0)	3.8	3.8	-	2.2	2.2	-
Operating income	2,080.4	1,765.6	17.8	2,091.0	1,753.0	19.3	1.9	19.7	(90.4)
Interest expense	153.1	161.9	(5.4)						
Interest income	115.3	135.9	(15.2)						
Interest expense, net	37.8	26.0	45.4						
Foreign exchange loss (gain)	(140.4)	74.1	(289.5)						
Loss (gain) on monetary position	(437.1)	(13.1)	3,236.6						
Integral cost of financing	(539.7)	87.0	(720.3)						
Other (income) expenses, net	46.7	(19.4)	(341.0)						
Income before taxes	2,573.4	1,698.0	51.6						
Taxes	1,050.0	742.2	41.5						
Effect of changes in accounting principles [2]	-	(28.2)	NA						
Consolidated net income	1,523.4	927.8	64.2						
Majority net income	1,523.4	927.8	64.2						
EBITDA [3]	2,561.3	2,271.2	12.8	2,484.7	2,172.7	14.4	29.3	37.6	(22.1)

(1) Except volume and average price per unit case figures.
(2) Issuance of bulletin C-2 "Financial Instruments" included in first quarter 2001 . For additional information refer to first quarter 2001 Press Release .
(3) Income from operations + depreciation, amortization and other non-cash items (including returnable bottle breakage expenses).

Mexican Inflation June 2001 - June 2002	4.94%
Argentine Inflation June 2001 - June 2002	28.12%
Argentine Peso / U.S.Dollar at June 30 2002	3.800
Mexican Peso / U.S.Dollar at June 30 2001	9.943

Selected Information

For the six months ended June 30, 2002

Expressed in Pesos as of June 30, 2002

	2002
Depreciation (1)	288.0
Amortization and others	192.9
Capital Expenditures (2)	496.0

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information
Expressed in millions of unit cases

	2002	2001
Mexico	245.0	233.4
Valley of Mexico	183.9	173.8
Southeast	61.1	59.6
Buenos Aires	52.6	65.3
Total	297.6	298.7

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume

	2002	2001
Mexico	73/23/4	75/21/4
Valley of Mexico	73/23/4	76/20/4
Southeast	72/22/6	73/21/6
Buenos Aires	65/34/1	70/29/1
Total	71/25/4	74/23/3

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume

	2002	2001
Mexico	37/63	42/58
Valley of Mexico	35/65	41/59
Southeast	44/56	46/54
Buenos Aires	5/95	7/93
Total	32/68	34/66

Selected Information

For the three months ended June 30, 2002

Expressed in Pesos as of June 30, 2002

	2002
Depreciation (1)	148.8
Amortization and others	106.6
Capital Expenditures (2)	223.0

(1) (Includes goodwill amortization)

(2) (Includes Bottles and Cases and Deferred Charges)

Sales Volume Information
Expressed in millions of unit cases

	2002	2001
Mexico	133.8	125.3
Valley of Mexico	100.0	92.4
Southeast	33.8	32.9
Buenos Aires	23.3	29.7
Total	157.1	155.0

Product Mix by Brand
(Colas / Flavors / Water)
Expressed as a percentage of total volume

	2002	2001
Mexico	72/24/4	74/21/5
Valley of Mexico	72/24/4	75/21/4
Southeast	71/22/7	72/22/6
Buenos Aires	67/32/1	71/28/1
Total	71/26/3	74/22/4

Product Mix by Presentation
(Returnable / Non Returnable)
Expressed as a percentage of total volume

	2002	2001
Mexico	37/63	41/59
Valley of Mexico	34/66	39/61
Southeast	43/57	44/56
Buenos Aires	7/93	6/94
Total	32/68	34/66

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2002

Fomento Económico Mexicano S.A. de C.V.



By: ____________________________
Name: Federico Reyes
Title: Executive Vice President of Finance and Planning